[INNISFREE LOGO]

NEWS RELEASE                                     FOR IMMEDIATE RELEASE

                                                 For further information, call:
                                                     Alan Miller
                                                     Innisfree M&A Incorporated
                                                     (212) 750-5831

                    GOLDEN CYCLE ANNOUNCES OFFER TO ACQUIRE
               GLOBAL MOTORSPORT GROUP FOR $18 PER SHARE IN CASH

WYNNEWOOD, PA, April 16, 1998 -- Golden Cycle, LLC today announced that it expects to commence tomorrow a cash tender offer for all of the outstanding shares and preferred share purchase rights of Global Motorsport Group, Inc. (NASDAQ: CSTM) at a price of $18 per common share (and associated right).

The terms and conditions of the offer will be set forth in offering documents expected to be filed tomorrow with the Securities and Exchange Commission. This filing will include conditions relating to the acquisition of a majority of all outstanding shares of Global Motorsport common stock on a fully diluted basis. The filing also includes conditions related to the elimination of Global's "poison pill".

Alexander Grass, President of Golden Cycle, said "I am disappointed that Global Motorsport refuses to meet with us to negotiate the terms of a transaction. The actions of Global's directors demonstrate that they are more interested in preventing stockholders from having a fair opportunity to consider and respond to our offer than in maximizing value for stockholders. We therefore believe it is now necessary to commence the tender offer and, as soon as possible, begin our consent solicitation."

On March 23rd, Golden Cycle delivered a letter to Mr. Piazza advising him of Golden Cycle's interest in acquiring the company for a cash purchase price of $18 per share and filed with the Securities and Exchange Commission announcing its acquisition of approximately 10.4% of the outstanding Global Motorsport Group's shares. On March 25th, Golden Cycle, LLC, announced that it had filed preliminary consent solicitation materials with the SEC in connection with its proposed acquisition of Global Motorsport Group, Inc. Golden Cycle also sent a letter to the company demanding the right, under Delaware law, to inspect certain books and records of the company.

Golden Cycle, LLC was formed by Alex Grass and Roger Grass. Alex Grass, who founded Rite Aid Corporation and was Chairman of the Board, President and Chief Executive Officer until March 1995, now serves as a director and Chairman of Rite Aid's Executive Committee. Alex Grass is also a director of Hasbro, Inc. and the father of Roger Grass. Roger Grass is Chairman of the Board of Directors of Biker's Depot, Inc., a company engaged in the sale of aftermarket parts and accessories for Harley-Davidson motorcycles.


501 Madison Avenue, 20th Floor, New York, NY 10022

                                           212-750-5833 (tel) 212-750-5799 (fax)